Exhibit 99.1

[LOGO] ZARLINK                                                      NEWS RELEASE
       SEMICONDUCTOR

Zarlink Releases Third Quarter Fiscal 2008 Results

OTTAWA, CANADA, February 5, 2008 - Zarlink Semiconductor Inc. (NYSE/TSX:ZL) today issued results for the Fiscal 2008 third quarter ended December 28, 2007, prepared in accordance with U.S. Generally Accepted Accounting Principles
(GAAP).

      Third quarter revenue was US$48.6 million, compared with US$49.6 million in the second quarter, and US$34.1 million in the third quarter of Fiscal 2007. The acquisition of Legerity Holdings, Inc. accounted for US$18.5 million in revenue in the third quarter, compared to US$18.6 million in revenue for eight weeks in the second quarter. Zarlink recorded a third quarter net loss of US$8.4 million or US$0.07 per share. In the second quarter, Zarlink recorded a net loss of US$15.9 million or US$0.13 per share, and net income of US$5.6 million or US$0.04 per share in the third quarter of Fiscal 2007.

      "This was a challenging quarter for Zarlink and many of our peers in the telecommunications market," said Kirk K. Mandy, President and CEO, Zarlink Semiconductor. "Service providers delaying next-generation equipment deployments, combined with seasonal softness and inventory concerns in the sales channels, created a widespread slowdown that impacted both our customers and competitors. We continue to win design-ins and are seeing our customers shift spending into future quarters and investing in new platforms featuring Zarlink telecom products. Strong bookings are an encouraging sign that our new product initiatives in medical, optical and wired communications are gaining momentum in the market."

      During the third quarter Zarlink recorded a number of significant items, including:

      o Severance and other integration costs related to the Legerity acquisition totaling US$5 million (US$0.7 million in cost of goods sold, US$0.1 million in R&D, US$2.8 million in S&A, and US$1.4 million in contract impairment);

      o A gain of US$2.4 million on the sale of surplus land in Jarfalla, Sweden

      o A gain of US$2 million on the settlement of the business interruption insurance claim from the flooding of its Analog Foundry facility in Swindon, UK;

      o A non-cash foreign exchange loss of US$0.6 million related primarily to the convertible debenture. As a result of the convertible debentures being denominated in Canadian dollars, while the Company's functional currency is in the U.S. dollar, the Company is required to revalue these debentures in U.S. dollars at the month-end market rate. As a result of this revaluation, the Company incurs non-cash foreign currency gains or losses.

Business review

      Revenue from Zarlink's Wired Communications products was US$31.2 million for the third quarter, compared with US$33.7 million in the second quarter. The acquisition of Legerity Holdings, Inc. accounted for US$18.5 million in revenue in the third quarter, compared to US$18.6 million in revenue for eight weeks in the second quarter. Broader than expected softness in the residential gateway market, compounded by slowing equipment deployments by service providers, impacted revenue from Zarlink's telecommunications products.

      During the quarter Zarlink made significant progress in integrating Legerity's voice products and expertise. At the close of the quarter the Company had integrated sales, marketing and customer care organizations and back-office systems and optimized its research and development structure.

      Medical Communications revenue in the third quarter of Fiscal 2008 was US$7.6 million, compared with US$6.3 million in the previous quarter. The Company is seeing a growing market for its new medical wireless telemetry products, supported by consistent demand for its customer-specific ultra low-power products.

      Optical Communications revenue in the third quarter of Fiscal 2008 was US$3.9 million, compared with US$3.6 million in the second quarter. This product line is completing a transition from being a supplier of optical components to providing complete solutions for data center interconnect.

      Custom and Foundry revenue in the third quarter was US$5.9 million. In the second quarter, Custom and Foundry revenue was US$6 million. The foundry has now returned to full operation.

      The Company made several important corporate and technology announcements in the third quarter, including:

      o     A global distribution agreement with Avnet Electronics Marketing;

      o Compact, low-power optical modules that extend the reach and lower the installation and expansion costs of IP video surveillance systems;

      o New ZLynx active optical cable products with integrated quad small form-factor pluggable (QSFP) terminations for InfiniBand and 10 GigE applications that provide data center installers and operators with reach, weight and flexibility advantages versus multi-strand copper cable assemblies;

      On February 5, 2008, Zarlink declared a quarterly dividend of CDN$0.50 per share on its preferred shares (TSX:ZL.PR.A) payable on March 28, 2008 to preferred shareholders of record as of March 7, 2008.

Review of Operations

      Gross margin in the third quarter was 47%, compared with 46% in the previous quarter. Gross margin in the third quarter included a gain of US$2 million related to business interruption insurance as a result of flooding at the Company's Analog Foundry in Swindon, UK and US$0.8 million in severance and integration costs.

      R&D expenses in the third quarter were US$13.1 million or 27% of revenue, which included US$0.1 million in integration costs. This compares with R&D expenses in the previous quarter of US$12 million or 24% of revenue, which included US$0.8 million in integration costs. The increase in R&D expenses was due to 13 weeks of Legerity expenses in the third quarter, versus eight weeks of expenses in the second quarter.

      S&A expenses in the third quarter were US$16.8 million or 35% of revenue, which included severance and integration costs of US$2.8 million. This compares with second quarter S&A expenses of US$13.6 million or 27% of revenue, which included severance and integration costs of US$1.4 million. The increase in S&A expenses was due to 13 weeks of Legerity expenses in the third quarter, versus eight weeks of expenses in the second quarter.

      In the third quarter Zarlink recorded a gain of US$2.4 million on the sale of surplus land in Jarfalla, Sweden and a gain of US$0.7 million on an earn-out payment on the sale of its Packet Switching business to Conexant Systems, Inc. in October 2006. Zarlink also recorded a contract impairment of US$1.4 million related to the write-off of design tools in conjunction with the Legerity integration.

      In addition, third quarter earnings include a US$0.6 million of non-cash foreign exchange loss related mainly to Zarlink's Canadian dollar denominated debenture, based on an exchange rate of CDN$1.00 to US$1.02 at December 28, 2007.

Organization Changes

      In the third quarter, Zarlink announced that Oleg Khaykin joined the Company's Board of Directors. Mr. Khaykin, Executive Vice President and Chief Operating Officer with Amkor Technology, brings over 20 years of strategic, operational and international management experience to his role with Zarlink. Andre Borrel is retiring from Zarlink's Board of Directors after 10 years of service.

      "Zarlink will benefit from Mr. Khaykin's experience in growing high technology companies, and we welcome his contribution," said Dr. Henry Simon, Chairman of the Board, Zarlink Semiconductor. "Mr. Borrel's in-depth knowledge, expertise and insight made him a valued asset for the Company. We gained from Mr. Borrel's presence on our Board, and sincerely thank him for his many contributions."

      Zarlink is also announcing a number of changes to its senior management team related to its integration with Legerity. Tony Gallagher, Senior Vice President of Worldwide Operations, left Zarlink in the third quarter to purse other interests. Gary Tanner has been appointed as Senior Vice President, Worldwide Operations and Custom and Foundry. Jeff Crocker, Senior Vice President of Worldwide Sales, will be leaving the company in the fourth quarter.

Fourth Quarter Fiscal 2008 Guidance and Fiscal 2009 Outlook

      The opening backlog at the start of the Fiscal 2008 fourth quarter was US$47 million, compared with a US$37 million opening backlog in the third quarter of Fiscal 2008. Zarlink is forecasting Fiscal 2008 fourth quarter revenue will be between US$53 million and US$56 million, an increase of 9 percent to 15 percent from the third quarter. Severance and other integration costs are expected to be US$4 million to US$5 million. Excluding integration-related costs, gross margins are expected to be consistent with third quarter results and operating expenses are expected to be approximately US$26 million to US$27 million excluding amortization of intangibles. Excluding any potential impact of foreign exchange gains/losses related to the Company's denominated debentures, Zarlink expects a fourth quarter loss of US$0.06 to US$0.08 per share.

      "I remain confident in Zarlink's future opportunities," said Kirk. K. Mandy. "We expect a stable cash balance through the fourth quarter, with positive cash flow from operations beginning in the first quarter and continuing throughout Fiscal 2009. The integration of Legerity's voice products will be largely completed this quarter, and we are continuing to make adjustments in our cost structure to reflect the current telecom market. From a product perspective, we fully expect continued revenue growth from new products as we have seen over recent quarters."

About Zarlink Semiconductor

      For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company's web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our dependence on revenue generation from our legacy products in order to fund development of our new products; our ability to successfully integrate Legerity and any businesses acquired in the future; any potential undisclosed liabilities associated with the Legerity acquisition; our ability to operate profitably and generate positive cash flows in the future; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

An open conference call for analysts will be held today beginning at 5:00 p.m. EDT. Investors, media and other parties are listen-only. Please dial 1-800-732-9307 or 416-644-3414. The replay number is 1-877-289-8525 (passcode
21259846#) or 416-640-1917 (passcode 21259846#). The replay is available until midnight, February 19th, 2008. A live audio webcast will be available through www.marketwire.com (Marketwire) or from the Company's website at www.zarlink.com.

For further information:

Ed Goffin                                   Mike McGinn
Media Relations                             Investor Relations
613 270-7112                                613 270-7210
edward.goffin@zarlink.com                   mike.mcginn@zarlink.com

                           Zarlink Semiconductor Inc.
                  CONSOLIDATED STATEMENTS OF INCOME (LOSS) DATA
        (in millions of U.S dollars, except per share amounts, U.S. GAAP)
                                   (Unaudited)

                                                        Three months ended            Nine months ended
                                                 --------------------------------    --------------------
                                                 Dec. 28,   Sept. 28,    Dec. 29,    Dec. 28,    Dec. 29,
                                                   2007        2007        2006        2007        2006
                                                 --------   ---------    --------    --------    --------
Revenue                                          $  48.6     $  49.6     $  34.1     $ 128.8     $ 110.6
Cost of revenue                                     25.8        27.0        17.0        70.2        50.9
                                                 -------     -------     -------     -------     -------
Gross margin                                        22.8        22.6        17.1        58.6        59.7
                                                 -------     -------     -------     -------     -------
Expenses:
   Research and development (R&D)                   13.1        12.0         7.9        33.9        24.9
   Selling and administrative                       16.8        13.6         8.4        40.3        27.9
   Acquired in-process R&D                          --          20.3        --          20.3        --
   Amortization of intangible assets                 1.8         1.2         0.1         3.2         0.2
   Gain on sales of business                        (0.7)       --          (4.1)       (0.7)       (4.1)
   Gain on sales of assets                          (2.4)       --          --          (2.4)       --
   Contract impairment & other                       1.4         0.7         0.5         2.6         1.0
                                                 -------     -------     -------     -------     -------
                                                    30.0        47.8        12.8        97.2        49.9
                                                 -------     -------     -------     -------     -------
Operating income (loss)                             (7.2)      (25.2)        4.3       (38.6)        9.8
Gain on sale of Mitel investment                    --          12.9        --          12.9        --
Interest income                                      0.6         0.9         1.6         3.0         3.9
Interest expense                                    (1.2)       (0.7)       --          (1.9)       --
Amortization of debt issue costs                    (0.2)       (0.1)       --          (0.3)       --
Foreign exchange gain (loss)                        (0.6)       (3.5)       (0.2)       (4.4)        0.1
                                                 -------     -------     -------     -------     -------
Income (loss) before income taxes                   (8.6)      (15.7)        5.7       (29.3)       13.8
Income tax (expense) recovery                        0.2        (0.2)       (0.1)       --           2.9
                                                 -------     -------     -------     -------     -------
Net income (loss)                                $  (8.4)    $ (15.9)    $   5.6     $ (29.3)    $  16.7
                                                 -------     -------     -------     -------     -------
Net income (loss) attributable to common
  shareholders after preferred share dividends
  and premiums on preferred shares               $  (9.2)    $ (16.7)    $   5.1     $ (32.0)    $  14.9
                                                 =======     =======     =======     =======     =======
Net income (loss) per common share:
     Basic and diluted                           $ (0.07)    $ (0.13)    $  0.04     $ (0.25)    $  0.12
                                                 =======     =======     =======     =======     =======
Weighted average number of common shares
  outstanding (millions):
   Basic                                           127.3       127.3       127.3       127.3       127.3
                                                 =======     =======     =======     =======     =======
   Diluted                                         127.3       127.3       127.4       127.3       127.4
                                                 =======     =======     =======     =======     =======
Percentage of revenue:
   Gross margin                                       47%         46%         50%         45%         54%
   Research and development                           27%         24%         23%         26%         23%
   Selling and administrative                         35%         27%         25%         31%         25%

                           Zarlink Semiconductor Inc.
                   CONSOLIDATED STATEMENTS OF CASH FLOWS DATA
                    (in millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

                                                        Three months ended            Nine months ended
                                                 --------------------------------    --------------------
                                                 Dec. 28,   Sept. 28,    Dec. 29,    Dec. 28,    Dec. 29,
                                                   2007        2007        2006        2007        2006
                                                 --------   ---------    --------    --------    --------
CASH PROVIDED BY (USED IN)
Operating activities:
    Net income (loss)                            $  (8.4)    $ (15.9)    $   5.6     $ (29.3)    $  16.7
    Depreciation of fixed assets                     1.5         1.5         1.2         4.2         3.9
    Amortization of other assets                     1.8         1.2         0.1         3.2         0.2
   Stock compensation expense                        0.4         0.5         0.3         1.4         0.9
   Other non-cash changes in operating
     activities                                      1.5        10.7        (4.1)       12.2        (4.4)
   (Gain)/Loss on disposal of fixed assts           (2.5)       --          --          (2.5)       --
   Deferred income taxes                             1.9         1.8         0.2         3.3        (1.0)
   Decrease (increase) in working capital:
    Trade accounts and other receivables            (1.3)       (5.3)       (3.1)       (4.9)       (6.9)
    Inventories                                     --          (1.0)        0.4        (2.3)        0.3
    Prepaid expenses and other                       1.8        (0.9)        0.6         1.2         1.0
    Payables and accrued liabilities                (1.7)        1.8         0.7        (3.8)       (8.2)
    Deferred credits                                (0.4)        1.2        (0.3)        0.7        (0.3)
                                                 -------     -------     -------     -------     -------
Total                                               (5.4)       (4.4)        1.6       (16.6)        2.2
                                                 -------     -------     -------     -------     -------
Investing activities:
   Acquisition of business                          (0.1)     (135.9)       --        (136.0)       (7.1)
   Matured short-term investments                   --           3.3        --           3.3        24.6
   Expenditures for fixed assets                    (3.5)       (1.7)       (0.5)       (5.9)       (1.8)
   Proceeds from sale of investments                --          12.9        --          12.9        --
   Proceeds from sale of business                   --          --           4.7        --           4.7
   Proceeds from insurance for fixed assets          3.4        --          --           3.4        --
   Proceeds from disposal of fixed assets            2.7        --          --           2.7         0.1
                                                 -------     -------     -------     -------     -------
Total                                                2.5      (121.4)        4.2      (119.6)       20.5
                                                 -------     -------     -------     -------     -------
Financing activities:
   Increase in (repayment of) long term debt        --          74.5        --          74.5        (0.1)
   Payment of dividends on preferred shares         (0.5)       (0.6)       --          (1.7)       (1.2)
   Repurchase of preferred shares                   (0.5)       (1.1)       --          (2.1)       (0.1)
   Debt issue costs                                 (0.2)       (3.5)       --          (3.7)       --
   Decrease in restricted cash                      --           0.2        --           0.2         1.0
                                                 -------     -------     -------     -------     -------
Total                                               (1.2)       69.5        --          67.2        (0.4)
                                                 -------     -------     -------     -------     -------
Effect of currency translation on cash               0.2         1.1         0.1         1.4         0.5

Increase (decrease) in cash and cash
  equivalents                                       (3.9)      (55.2)        5.9       (67.6)       22.8

Cash and cash equivalents, beginning of period      47.6       102.8       107.6       111.3        90.7
                                                 -------     -------     -------     -------     -------
Cash and cash equivalents, end of period         $  43.7     $  47.6     $ 113.5     $  43.7     $ 113.5
                                                 =======     =======     =======     =======     =======

                           Zarlink Semiconductor Inc.
                         CONSOLIDATED BALANCE SHEET DATA
                    (in millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

                                                                        Dec. 28,   Sept. 28,   March 30,
                                                                          2007       2007        2007
                                                                        --------   ---------   ---------
ASSETS
Current assets:
   Cash and cash equivalents                                             $ 43.7     $ 47.6      $111.3
   Short-term investments                                                  --         --           3.3
   Restricted cash                                                         15.5       15.4        14.6
   Trade accounts receivable - net                                         24.1       27.3        16.3
   Other receivables                                                       10.4        9.3         6.6
   Inventories                                                             30.3       30.3        19.1
   Prepaid expenses and other                                               5.6        6.8         5.4
   Deferred income taxes - current portion                                  1.4        1.5        --
   Assets held for sale                                                     3.1        3.4         3.1
                                                                         ------     ------      ------
                                                                          134.1      141.6       179.7
Fixed assets - net                                                         27.3       24.9        21.0
Deferred income tax assets - net                                            7.6        9.4         4.9
Goodwill                                                                   46.9       46.6         3.8
Intangible assets                                                          58.3       60.2         1.6
Other assets                                                                3.6        4.4        --
                                                                         ------     ------      ------
                                                                         $277.8     $287.1      $211.0
                                                                         ======     ======      ======
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Trade accounts payable                                                $ 12.1     $ 15.0      $  6.5
   Employee-related accruals                                                9.7       11.0        11.5
   Income and other taxes payable                                           0.5        0.4         4.7
   Current portion of provisions for exit activities                        2.3        1.8         0.8
   Other accrued liabilities                                                7.1        5.7         3.2
   Deferred credits                                                         1.3        1.7         0.6
   Deferred income tax liabilities - current portion                        0.1        0.1         0.1
                                                                         ------     ------      ------
                                                                           33.1       35.7        27.4

Long-term debt                                                             80.6       79.1        --
Long-term portion of provisions for exit activities                         0.5        0.5         0.5
Pension liabilities                                                        16.8       16.6        15.9
Deferred income tax liabilities - long-term portion                         0.3        0.3         0.2
Long-term accrued income taxes                                             10.4        9.5        --
Other long-term liabilities                                                 0.8        0.8        --
                                                                         ------     ------      ------
                                                                          142.5      142.5        44.0
                                                                         ------     ------      ------
Redeemable preferred shares, unlimited shares authorized; 1,171,200
  shares issued and outstanding as at December 28, 2007                    15.0       15.3        16.1
                                                                         ------     ------      ------
Shareholders' equity:
Common shares, unlimited shares authorized; no par value;
  127,345,682 shares issued and outstanding as at December 28, 2007       768.5      768.5       768.5
Additional paid-in capital                                                  4.7        4.6         4.3
Deficit                                                                  (618.6)    (609.7)     (587.6)
Accumulated other comprehensive loss                                      (34.3)     (34.1)      (34.3)
                                                                         ------     ------      ------
                                                                          120.3      129.3       150.9
                                                                         ------     ------      ------
                                                                         $277.8     $287.1      $211.0
                                                                         ======     ======      ======

                           Zarlink Semiconductor Inc.
                             SUPPLEMENTARY SCHEDULES
                    (in millions of U.S. dollars, U.S. GAAP)
                                   (Unaudited)

Geographic Information:

Revenue, based on the geographic location of Zarlink's customers, was distributed as follows:

                               Three Months                         Three Months                        Three Months
                                  Ended              % of              Ended             % of               Ended            % of
                              Dec. 28, 2007          Total         Sept. 28, 2007        Total          Dec. 29, 2006        Total
                              -------------          -----         --------------        -----          -------------        -----
Asia - Pacific                    $21.3                44%             $26.3               53%              $ 9.6              28%
Europe                             13.9                29               12.6               25                13.3              39
Americas                           13.4                27               10.7               22                11.2              33
                                  -----               ---              -----              ---               -----             ---
                                  $48.6               100%             $49.6              100%              $34.1             100%
                                  =====               ===              =====              ===               =====             ===

                                                                    Nine Months                          Nine Months
                                                                       Ended             % of               Ended            % of
                                                                   Dec. 28, 2007         Total          Dec. 29, 2006        Total
                                                                   -------------         -----          -------------        -----
Asia - Pacific                                                        $ 58.2               45%              $ 31.3             28%
Europe                                                                  38.3               30                 44.7             41
Americas                                                                32.3               25                 34.6             31
                                                                      ------              ---               ------            ---
                                                                      $128.8              100%              $110.6            100%
                                                                      ======              ===               ======            ===

Product Segment Information:

Revenue, based on product segment, was distributed as follows:

                               Three Months                         Three Months                        Three Months
                                  Ended              % of              Ended             % of               Ended            % of
                              Dec. 28, 2007          Total         Sept. 28, 2007        Total          Dec. 29, 2006        Total
                              -------------          -----         --------------        -----          -------------        -----
Wired Communications              $31.2                64%             $33.7               68%              $14.3              42%
Medical                             7.6                16                6.3               13                 6.6              19
Optical                             3.9                 8                3.6                7                 4.4              13
Custom & Foundry                    5.9                12                6.0               12                 8.8              26
                                  -----               ---              -----              ---               -----             ---
                                  $48.6               100%             $49.6              100%              $34.1             100%
                                  =====               ===              =====              ===               =====             ===

                                                                    Nine Months                          Nine Months
                                                                       Ended             % of               Ended            % of
                                                                   Dec. 28, 2007         Total          Dec. 29, 2006        Total
                                                                   -------------         -----          -------------        -----

Wired Communications                                                  $ 79.7               62%              $ 50.5             46%
Medical                                                                 20.5               16                 21.4             19
Optical                                                                 11.0                8                 11.8             11
Custom & Foundry                                                        17.6               14                 26.9             24
                                                                      ------              ---               ------            ---
                                                                      $128.8              100%              $110.6            100%
                                                                      ======              ===               ======            ===